SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Aetos Distressed Investment Strategies Fund, LLC
(Name of Issuer)
Aetos Distressed Investment Strategies Fund, LLC
(Name of Person(s) Filing Statement)
Limited Liability Company Interests
(Title of Class of Securities)
N/A
(CUSIP Number of class of securities)

Harold Schaaff	With copies to:
c/o Aetos Alternatives Management, LP 875 Third Avenue New York, New York 10022 (212) 201‑2500	Leonard B. Mackey, Jr., Esq. and Clifford R. Cone, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 (212) 878-8000
(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Person(s) Filing Statement
September 1, 2021
(Date Tender Offer First Published, Sent or Given to Security Holders)
Calculation of Filing Fee
Transaction Valuation $30,000,000(a)	Amount of Filing Fee $3,273.00(b)
(a)Calculated as the aggregate maximum purchase price for limited liability company interests.
(b) Calculated at $109.10 per million of the Transaction Valuation.
☐
Check the box if any part of the fee is offset as provided by Rule 0‑11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

Amount Previously Paid:	Filing Parties:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d‑1.
☒	issuer tender offer subject to Rule 13e‑4.
☐	going-private transaction subject to Rule 13e‑3.
☐	amendment to Schedule 13D under Rule 13d‑2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.
As we indicated we had the discretion to do in your Fund's offering documents, we will offer to buy your limited liability company interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell).  This offer will remain open until midnight on September 30, 2021.  Estimated net asset value will be calculated for this purpose on September 30, 2021.
Following this summary is a formal notice of our offer to purchase all or a portion of your limited liability company interests.  Our offer remains open to you until midnight on September 30, 2021.  Until this time, you have the right to change your mind and withdraw your limited liability company interests from consideration for purchase.  If we do not accept your interests by midnight, September 30, 2021, you may still withdraw your limited liability company interests at any time after September 30, 2021, assuming your offer has not been accepted.
If you would like us to purchase your limited liability company interests, you should mail a Letter of Transmittal (the last page of the letter will suffice), attached to this document as Exhibit C, to Aetos Alternatives Management, LP (the "Investment Adviser") at 875 Third Avenue, New York, New York 10022, or fax it to the Investment Adviser at 212-201-2525, Attention:  Harold Schaaff, so that it is received before midnight, September 30, 2021.  If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to the Investment Adviser promptly after you fax it
(although the original page does not have to be received before midnight, September 30, 2021).  Of course, the value of your limited liability company interests is likely to change between July 31, 2021 (the last time estimated net asset value was calculated) and September 30, 2021, when the value of your investment will be determined for purposes of calculating your purchase price.  If you would like to obtain the estimated net asset value of your limited liability company interests, which we calculate monthly based on the information we receive from the managers of the investment funds in which we invest, you may contact Scott Sawyer at Aetos Alternatives Management, LP at (212) 201-2544, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).
Please note that just as you have the right to withdraw your limited liability company interests, we have the right to cancel, amend or postpone this offer at any time before midnight, September 30, 2021.  Also realize that although the tender offer expires on September 30, 2021, you remain a member in the Fund until September 30, 2021, when the estimated net amount value of your limited liability company interests is calculated.
Item 2.	Issuer Information.
(a)
The name of the issuer is Aetos Distressed Investment Strategies Fund, LLC (the "Fund").  The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 875 Third Avenue, New York, New York 10022 and the telephone number is (212) 201-2500.

(b)
The title of the securities that are the subject of the offer to purchase ("Offer to Purchase" and the tender offer made thereby, the "Offer") is limited liability company interests or portions thereof in the Fund.  (As used herein, the term "Interest" or "Interests," as the context requires, shall refer to the limited liability company interests in the Fund and portions thereof that constitute the class of security that is the subject of this Offer to Purchase or the limited liability company interests in the Fund or portions thereof that are tendered by investors to the Fund pursuant to the Offer to Purchase.)  As of the close of business on July 31, 2021, there were approximately $ 276,567,394.20  outstanding in capital of the Fund held in Interests (based on the estimated unaudited net asset value of such Interests).  Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $30,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on September 30, 2021, subject to any extension of the Offer to Purchase.

(c)	Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund's Limited Liability Company Agreement dated as of August 23, 2002 (the "LLC Agreement").
Item 3.	Identity and Background of Filing Person.
(a)
The name of the filing person is Aetos Distressed Investment Strategies Fund, LLC.  The Fund's principal executive office is located at 875 Third Avenue, New York, New York 10022 and the telephone number is (212) 201-2500.  The investment adviser of the Fund is Aetos Alternatives Management, LP (the "Investment Adviser").  The principal executive office of the Investment Adviser is located at 875 Third Avenue, New York, New York 10022 and the telephone number is (212) 201-2500.  The Fund's Managers are Ellen Harvey, Michael Klein, Warren Olsen and Pierre de Saint Phalle.  Their address is c/o Aetos Alternatives Management, LP, 875 Third Avenue, New York, New York 10022.

Item 4.	Terms of This Tender Offer.
(a)
(1) (i) Subject to the conditions set forth in the Offer to Purchase, the Fund will purchase up to $30,000,000 of Interests that are tendered by and not withdrawn prior to 12:00 midnight, New York time, on September 30, 2021, subject to any extension of the Offer to Purchase.

(ii) The purchase price of Interests tendered to the Fund will be their estimated net asset value as of the close of business on September 30, 2021, if the Offer to Purchase expires on the expected expiration date of September 30, 2021.  If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires.
Investors who tender a portion of their Interests will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of September 30, 2021.  Investors who tender all of their Interests will receive cash in an aggregate amount equal to 95% of the estimated unaudited value of Interests tendered and accepted by the Fund, determined as of September 30, 2021 and the balance due will be determined and paid promptly after completion of the Fund's annual audit.  Payments for Interests tendered and accepted by the Fund will be made by October 31, 2021, or if the Fund has requested withdrawals of its capital from any Portfolio Funds (as defined in the LLC Agreement) in order to fund the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.
A copy of:  (i) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (ii) the Offer to Purchase; (iii) a form of Letter of Transmittal; and (iv) a form of Notice of Withdrawal of Tender are attached hereto as Exhibits A, B, C, and D, respectively.
(iii) The scheduled expiration date is 12:00 midnight, New York time, September 30, 2021.
(iv) Not applicable.
(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension.  If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.
(vi) Interests may be withdrawn at any time before 12:00 midnight, New York time, September 30, 2021 and, if Interests have not then been accepted by the Fund, at any time after September 30, 2021.
(vii) Investors wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the last page will suffice) to Aetos Alternatives Management, LP (the "Investment Adviser"), to the attention of Harold Schaaff, at the address set forth on page 2 of the Offer to Purchase, or fax a completed and executed Letter of Transmittal to the Investment Adviser, also to the attention of Harold Schaaff, at the fax number set forth on page 2 of the Offer to Purchase.  The completed and executed Letter of Transmittal must be received by the Investment Adviser, either by mail or by fax, no later than the expiration date.  The Fund recommends that all documents be submitted to the Investment Adviser by certified mail, return receipt requested, or by facsimile transmission.  An investor choosing to fax a Letter of Transmittal to the Investment Adviser must also send or deliver the original completed and executed Letter of Transmittal (the last page will suffice) to the Investment Adviser promptly thereafter.
Any investor tendering an Interest pursuant to this Offer may withdraw its tender at any time on or before the expiration date and, if Interests have not then been accepted by the Fund, at any time after September 30, 2021.  To be effective, any notice of withdrawal must be timely received by the Investment Adviser at the address or fax numbers set forth on page 2 of the Offer to Purchase.  A form to use to give notice of withdrawal is available by calling the Investment Adviser at the phone number indicated on page 2 of the Offer to Purchase.  Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Interests may be tendered prior to the expiration date by following the procedures described above.
(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest.
(ix) If more than $30,000,000 of Interests are duly tendered to the Fund prior to the expiration of the Offer and not withdrawn, the Fund will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) amend and extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the expiration date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests.  The Offer may be extended, amended or canceled in various other circumstances described in (v) above.
(x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of investors who do not tender Interests.  Investors who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  However, the Fund believes that this result is unlikely given the nature of the Fund's investment program.  A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing investors from time to time.
(xi) Not applicable.
(xii) An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor's adjusted tax basis in its Interest.  Gains, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest.  A loss, if any, will be recognized only after the tendering investor has received full payment.  This capital gain or loss will be short-term or long-term depending upon the investor's holding period for its Interest at the time the gain or loss is recognized.  However, a tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" exceeds the investor's basis in such unrealized receivables, as determined pursuant to the Treasury Regulations.  For these purposes, accrued but untaxed market discount if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor.  An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor's adjusted tax basis in its Interest.
Pursuant to the authority granted to it under the LLC Agreement, the Investment Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest.  Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.
(2) Not applicable.
(b)	No Interests will be acquired from the Investment Adviser or any of the Managers of the Fund in this tender offer.
Item 5.	Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer's Securities.
The Fund's prospectus dated June 1, 2021 (the "Prospectus") and the LLC Agreement, which have been previously provided to each Member, provide that the Fund's Board has the discretion to determine whether the Fund will purchase Interests from Members from time to time pursuant to written tenders.  The Prospectus also states that the Investment Adviser expects to recommend to the Fund’s Board that the Fund repurchase Interests from Members up to four times each year, generally as of the last business day in March, June, September and December.  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between:  (i) the Fund and the Investment Manager or the Fund's Board, or any person controlling the Fund or controlling the Investment Manager or the Fund's Board; and (ii) any person, with respect to Interests.
Item 6.	Purposes of This Tender Offer and Plans or Proposals of the Issuer or Affiliate.
(a)
The purpose of the Offer to Purchase is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the LLC Agreement, to provide a mechanism for the payment by such Investors of certain investment advisory fees related to separate account relationships with the Investment Adviser and to effect portfolio reallocations.

(b)	Interests that are tendered to the Fund in connection with the Offer to Purchase will be retired, although the Fund may issue Interests from time to time to new or existing investors.
(c)
Neither the Fund nor the Investment Adviser nor any of the Managers of the Fund have any plans or proposals that relate to or would result in:  (1) the acquisition by any person of additional Interests in the Fund (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund), or the disposition of Interests in the Fund; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund, except that the Fund is currently considering entering into a credit facility arrangement to provide the Fund with liquidity to make investments at times when it temporarily does not have sufficient cash to fund such investments and to manage redemption requests in an orderly manner; (4) any change in the identity of the Investment Adviser or the Managers of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Managers of the Fund, to fill any existing vacancy for a Manager of the Fund or to change any material term of the investment advisory arrangements with the Investment Adviser; (5) a sale or transfer of a material amount of assets of the Fund (other than as the Managers determine may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Fund by any person.  Because Interests are not traded in any market, Items (6), (7) and (8) of Item 1006(c) are not applicable to the Fund.

Item 7.	Source and Amount of Funds or Other Consideration.
(a)
The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $30,000,000 (unless the Fund elects to purchase a greater amount), will be derived from:  (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described in paragraph (b) below.

(b)
Neither the Fund nor the Investment Adviser nor any of the Managers of the Fund have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase.  However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Interests, subject to compliance with applicable law.  No borrowing facilities have been entered into to date.

(d)	Not applicable.
Item 8.	Interest in Securities of the Issuer.
(a) Based on July 31, 2021 estimated values, Ellen Harvey, one of the Fund’s Managers, beneficially owns an aggregate of $1,496,893.07 of the Interests in the Fund and all funds overseen by the Investment Adviser.
Based on July 31, 2021 estimated values, Pierre de Saint Phalle, one of the Fund’s Managers, beneficially owns an aggregate of $948,060.34 of the Interests in the Fund and all funds overseen by the Investment Adviser.
Based on July 31, 2021 estimated values, Warren Olsen, one of the Fund’s Managers, beneficially owns an aggregate of $399,190.56 of the Interests in the Fund and all funds overseen by the Investment Adviser.
Based on July 31, 2021 estimated values, Anne Casscells, one of the Investment Adviser’s Portfolio Managers, beneficially owns an aggregate of $2,737,135.57 of the Interests in the Fund and all funds overseen by the Investment Adviser.
Based on July 31, 2021 estimated values, James Gibbons, one of the Investment Adviser’s Portfolio Managers, beneficially owns an aggregate of $1,994,550.07 of the Interests in the Fund and all funds overseen by the Investment Adviser.
Based on July 31, 2021 estimated values, Michael Klein, one of the Investment Adviser’s Portfolio Managers and one of the Fund’s Managers, beneficially owns an aggregate of $2,306,325.51 of the Interests in the Fund and all funds overseen by the Investment Adviser.
(b) Other than the issuance of Interests by the Fund in the ordinary course of business, there have been no transactions involving Interests that were effected during the past 60 days by the Fund, the Investment Adviser, any member of the Fund’s Board or any person controlling the Fund or the Investment Adviser.
Item 9.	Persons/Assets Retained, Employed, Compensation or Used.
No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Purchase.
Item 10.	Financial Statements.
The financial statements are not material because the consideration offered consists solely of cash, the offer is not subject to any financing condition and the Fund is a public reporting company under Section 13(a) or 15(d) of the Act that files reports electronically on EDGAR, and the offer is not a two-tier  transaction.
Item 11.	Additional Information.
(a)	(1) None.
(2) None.
(3) Not Applicable.
(4) Not Applicable.
(5) None.
(b)	Not applicable.
(c)	None.

Item 12.	Exhibits.
A. Cover Letter to Offer to Purchase and Letter of Transmittal.
B. Offer to Purchase.
C. Form of Letter of Transmittal.
D. Form of Notice of Withdrawal of Tender.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2021
AETOS DISTRESSED INVESTMENT STRATEGIES FUND, LLC
By: /s/ Michael Klein
Name: Michael Klein
Title: President

EXHIBIT INDEX
Exhibit
A. Cover Letter to Offer to Purchase and Letter of Transmittal.
B. Offer to Purchase.
C. Form of Letter of Transmittal.
D. Form of Notice of Withdrawal of Tender.

EXHIBIT A
Cover Letter to Offer to Purchase and Letter of Transmittal
IF YOU DO NOT WANT TO REDEEM YOUR LIMITED LIABILITY COMPANY INTERESTS AT THIS TIME FOR ANY REASON, INCLUDING IF YOU ARE SUBJECT TO AN AGREEMENT NOT TO REDEEM YOUR INTERESTS FOR AN INITIAL HOLDING PERIOD, PLEASE DISREGARD THIS NOTICE.  THIS IS SIMPLY NOTIFICATION OF THE FUND'S TENDER OFFER.
September 1, 2021
Dear Aetos Distressed Investment Strategies Fund, LLC Investor:
We are writing to inform you of important dates related to the tender offer by Aetos Distressed Investment Strategies Fund, LLC (the "Fund").  If you are not interested in selling your limited liability company interests at this time, please disregard this notice and take no action.
The tender offer period will begin on September 1, 2021 and end on September 30, 2021.  The purpose of the tender offer is to provide liquidity to investors who hold limited liability company interests and to provide a mechanism for the payment by such Investors of certain investment advisory fees related to separate account relationships with the Investment Adviser.  Limited liability company interests can be redeemed by means of a tender offer only during one of the Fund's announced tender offers.
Should you wish to sell any of your limited liability company interests during this tender offer period, please complete and return the enclosed Letter of Transmittal (the last page will suffice) no later than September 30, 2021.  If you do not wish to redeem limited liability company interests for any reason, including if you are subject to an agreement not to redeem your interests for an initial holding period, simply disregard this notice.  No Action is Required if You Do Not Wish to Redeem at This Time.
All requests to tender limited liability company interests must be received by the Fund's Investment Adviser, Aetos Alternatives Management, LP, either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by September 30, 2021.
If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call Harold Schaaff at the Investment Adviser at (212) 201-2500.
Sincerely,
Aetos Distressed Investment Strategies Fund, LLC

EXHIBIT B
Offer to Purchase
AETOS DISTRESSED INVESTMENT STRATEGIES FUND, LLC
875 Third Avenue
New York, New York 10022
Offer to Purchase $30,000,000 of Outstanding
Limited Liability Company Interests at Net Asset Value
Dated September 1, 2021
The Offer and Withdrawal Rights Will Expire at
12:00 Midnight, New York Time, on September 30, 2021,
Unless the Offer is Extended
To the Investors of
Aetos Distressed Investment Strategies Fund, LLC:
Aetos Distressed Investment Strategies Fund, LLC, a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Fund"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $30,000,000 of interests in the Fund or portions thereof pursuant to tenders by investors at a price equal to their estimated net asset value as of September 30, 2021, if the Offer expires on September 30, 2021.  If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires.  (As used in this Offer, the term "Interest," or "Interests," as the context requires, shall refer to the interests in the Fund and portions thereof representing beneficial interests in the Fund.)  This Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund's Limited Liability Company Agreement dated as of August 23, 2002 (the "LLC Agreement").
Investors should realize that the value of the Interests tendered in this Offer likely will change between July 31, 2021 (the last time net asset value was calculated) and September 30, 2021, when the value of the Interests tendered to the Fund will be determined for purposes of calculating the purchase price of such Interests.  The Fund determines the estimated net asset value monthly based on the information it receives from the managers of the investment funds in which it invests.  Any tendering investors that wish to obtain the estimated net asset value of their interests on this basis should contact Scott Sawyer at Aetos Alternatives Management, LP at (212) 201-2544 Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).
Investors desiring to tender all or any portion of their Interest in the Fund in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal (the last page will suffice) and send or deliver it to the Fund in the manner set forth below.

IMPORTANT
NEITHER THE FUND NOR THE INVESTMENT ADVISER NOR ANY OF THE MANAGERS OF THE FUND MAKE ANY RECOMMENDATION TO ANY INVESTOR AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS.  INVESTORS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF SO, THE PORTION OF THEIR INTERESTS TO TENDER.
BECAUSE EACH INVESTOR'S INVESTMENT DECISION IS A PERSONAL ONE, BASED ON ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE FUND AS TO WHETHER INVESTORS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER.  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL.  IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE FUND.
THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT.  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Fund's Investment Adviser.
Aetos Alternatives Management, LP 875 Third Avenue New York, New York 10022 Phone: 212-201-2500 Fax: 212-201-2525

SUMMARY TERM SHEET……………………………………………………………………………..		1
1	Background and Purpose of the Offer……………………………………………………………	1
2	Offer to Purchase and Price………………………………………………………………………	2
3	Amount of Tender………………………………………………………………………………...	2
4	Procedure for Tenders…………………………………………………………………………….	3
5	Withdrawal Rights………………………………………………………………………………..	3
6	Purchases and Payment…………………………………………………………………………...	4
7	Certain Conditions of the Offer…………………………………………………………………..	4
8	Certain Information About the Fund……………………………………………………………...	5
9	Certain Federal Income Tax Consequences………………………………………………………	5
10	Miscellaneous……………………………………………………………………………………..	6

SUMMARY TERM SHEET
●
As we said in your Fund's offering documents, we will offer to buy your limited liability company interests at their estimated net asset value (that is, the estimated value of the Fund's assets minus its liabilities, multiplied by the proportionate interest in the Fund you desire to sell).  This offer will remain open until midnight on September 30, 2021.  Estimated net asset value will be calculated for this purpose on September 30, 2021.

●
Following this summary is a formal notice of our offer to purchase your limited liability company interests.  Our offer remains open to you until midnight on September 30, 2021.  Until this time, you have the right to change your mind and withdraw your limited liability company interests from consideration for purchase.  If we do not accept your interests by midnight, September 30, 2021, you may still withdraw your limited liability company interests at any time after September 30, 2021, assuming your offer has not been accepted.  If you would like us to purchase your limited liability company interests, you should mail a Letter of Transmittal (the last page of the letter will suffice), enclosed with our offer, to Aetos Alternatives Management, LP (the "Investment Adviser"), at 875 Third Avenue, New York, New York 10022, Attention:  Harold Schaaff or fax it to Aetos Alternatives Management, LP, at 212-201-2525, Attention:  Harold Schaaff so that it is received before midnight, September 30, 2021.  If you choose to fax the Letter of Transmittal, you should mail the original last page of the Letter of Transmittal to the Investment Adviser promptly after you fax it (although the original page does not have to be received before midnight, September 30, 2021).  Of course, the value of your limited liability company interests is likely to change between July 31, 2021 (the last time estimated net asset value was calculated) and September 30, 2021, when the value of your investment will be determined for purposes of calculating your purchase price.

●
If you would like to obtain the estimated net asset value of your limited liability company interests, which we calculate monthly based on the information we receive from the managers of the investment funds in which we invest, you may contact Scott Sawyer at Aetos Alternatives Management, LP at (212) 201-2544 Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).  Please note that just as you have the right to withdraw your limited liability company interests, we have the right to cancel, amend or postpone this offer at any time before midnight, September 30, 2021.

1. Background and Purpose of the Offer.  The purpose of the Offer is to provide liquidity to investors who hold Interests as contemplated by and in accordance with the procedures set forth in the Fund's LLC Agreement, to provide a mechanism for the payment by such Investors of certain investment advisory fees related to separate account relationships with the Investment Adviser and to effect portfolio reallocations.  The LLC Agreement, which was provided to each investor in advance of subscribing for Interests, provides that the Managers have the discretion to determine whether the Fund will purchase Interests from investors from time to time pursuant to written tenders.  Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Fund, the Managers have determined, after consideration of various matters, that the Offer is in the best interests of investors of the Fund to provide liquidity for Interests as contemplated in the LLC Agreement.  The Managers intend to consider the continued desirability of the Fund making an offer to purchase Interests four times each year, but the Fund is not required to make any such offer.
The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of investors who do not tender Interests.  Investors who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Fund's aggregate assets resulting from payment for the Interests tendered.  These risks include the potential for greater volatility due to decreased diversification.  However, the Fund believes that this result is unlikely given the nature of the Fund's investment program.  A reduction in the aggregate assets of the Fund may result in investors who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing investors from time to time.
Interests that are tendered to the Fund in connection with this Offer will be retired, although the Fund may issue new Interests from time to time to new or existing investors.
2. Offer to Purchase and Price.  The Fund will purchase, upon the terms and subject to the conditions of the Offer, up to $30,000,000 of those outstanding Interests that are properly tendered by and not withdrawn (in accordance with Section 5 below) before 12:00 midnight, New York time, on September 30, 2021 (such time and date being hereinafter called the "Initial Expiration Date").  If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires.  The later of the Initial Expiration Date or the latest time and date to which the Offer is extended hereinafter is called the "Expiration Date."  The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below.  The purchase price of an Interest tendered will be its estimated net asset value as of the close of business on the Expiration Date, payable as set forth in Section 6.  As of the close of business on July 31, 2021, the estimated unaudited net asset value of an Interest corresponding to an initial capital contribution of $1,000,000 on the following closing dates of the Fund was:
July 31, 2016	$ 1,270,557
July 31, 2017	$ 1,187,323
July 31, 2018	$ 1,134,037
July 31, 2019	$ 1,132,882
July 31, 2020	$ 1,183,483

As of the close of business on July 31, 2021, there were approximately $ 276,567,394.20  outstanding in capital of the Fund held in Interests (based on the unaudited estimated net asset value of such Interests).  The Fund determines its estimated net asset value monthly based on information it receives from the managers of the investment funds in which it invests.  Investors may obtain this information by contacting Scott Sawyer at Aetos Alternatives Management, LP, at (212) 201-2544, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).  Of course, the value of the Interests tendered by the investors likely will change between July 31, 2021 (the last time net asset value was calculated) and September 30, 2021, when the value of the Interests tendered by investors will be determined for purposes of calculating the purchase price of such Interests and the time that investors will cease to be investors in the Fund.
3. Amount of Tender.  Subject to the limitations set forth below, investors may tender their entire Interest or a portion of their Interest.  The Offer is being made to all investors of the Fund and is not conditioned on any minimum amount of Interests being tendered.
If the amount of the Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $30,000,000 (or such greater amount as the Fund may elect to purchase pursuant to the Offer), the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below.  If more than $30,000,000 of Interests are duly tendered to the Fund before the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Fund will, in its sole discretion, either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate estimated net asset value of tendered Interests.  The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.  No Interests will be acquired from the Investment Adviser or any of the Managers of the Fund in this offer.
4. Procedure for Tenders.  Investors wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal (the last page will suffice) to the Investment Adviser, to the attention of Harold Schaaff, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to the Investment Adviser, also to the attention of Harold Schaaff, at the fax numbers set forth on page 2.  The completed and executed Letter of Transmittal must be received by the Investment Adviser, either by mail or by fax, no later than the Expiration Date.  The Fund recommends that all documents be submitted to the Investment Adviser by certified mail, return receipt requested, or by facsimile transmission.  An investor choosing to fax a Letter of Transmittal to the Investment Adviser must also send or deliver the original completed and executed Letter of Transmittal (the last page will suffice) to the Investment Adviser promptly thereafter.
Investors wishing to confirm receipt of a Letter of Transmittal may contact the Investment Adviser at the address and phone number set forth on page 2.  The method of delivery of any documents is at the election and complete risk of the investor tendering an Interest, including, but not limited to, the failure of the Investment Adviser to receive any Letter of Transmittal or other document submitted by facsimile transmission.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful.  The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular investor, and the Fund's interpretation of the terms and conditions of the Offer will be final and binding.  Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund shall determine.  Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived.  Neither the Fund nor the Investment Adviser nor any of the Managers of the Fund shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.
5. Withdrawal Rights.  Any investor tendering an Interest pursuant to this Offer may withdraw its Interest at any time on or before the Expiration Date and, if Interests have not then been accepted by the Fund, at any time after September 30, 2021.  To be effective, any notice of withdrawal must be timely received by the Investment Adviser at the address or fax numbers set forth on page 2.  A form to use to give notice of withdrawal is available by calling the Investment Adviser at the phone number indicated on page 2.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination shall be final and binding.  Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  However, withdrawn Interests may be tendered prior to the Expiration Date by following the procedures described in Section 4.
6. Purchases and Payment.  For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives oral or written notice to the tendering investor of its election to purchase such Interest.  As stated in Section 2 above, the purchase price of an Interest tendered by any investor will be the estimated net asset value thereof as of the close of business on September 30, 2021, if the Offer expires on the Initial Expiration Date.  If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires.  The estimated net asset value will be determined after all allocations to capital accounts of the investors required to be made by the LLC Agreement have been made.
Investors who tender a portion of their Interests will receive cash in an aggregate amount equal to 100% of the estimated unaudited net asset value of Interests tendered and accepted by the Fund, determined as of September 30, 2021.  Investors who tender all of their Interests will receive cash in an aggregate amount equal to 95% of the estimated unaudited value of Interests tendered and accepted by the Fund, determined as of September 30, 2021 and the balance due will be determined and paid promptly after completion of the Fund's annual audit.  Payments for Interests tendered and accepted by the Fund will be made by October 31, 2021, or if the Fund has requested withdrawals of its capital from any Portfolio Funds (as defined in the LLC Agreement) in order to fund the purchase of Interests, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such Portfolio Funds.
Cash payments will be wired to an account designated by the investor or sent directly to the tendering investor's mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.
The Fund expects that the purchase price for Interests acquired pursuant to the Offer to Purchase, which will not exceed $30,000,000 (unless the Fund elects to purchase a greater amount), will be derived from:  (1) cash on hand; (2) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Fund; and/or (3) possibly borrowings, as described below.  Neither the Fund nor the Investment Adviser nor any of the Managers of the Fund have determined at this time to borrow funds to purchase Interests in connection with the Offer to Purchase.  However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price.  No borrowing facilities have been entered into to date.
7. Certain Conditions of the Offer.  The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying investors of such extension.  If the Fund elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the estimated net asset value of such Interests will be determined approximately one month after the tender offer actually expires.  During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right, at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer, to:  (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests.  If the Fund determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify investors.
The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if:  (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the Managers' judgment, any (i) legal action or proceeding instituted or threatened challenging the Offer or that otherwise would have a material adverse effect on the Fund, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the estimated net asset value of the Fund from the estimated net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its investors if Interests tendered pursuant to the Offer were purchased; or (c) the independent Managers of the Fund determine that it is not in the best interest of the Fund to purchase Interests pursuant to the Offer.  However, there can be no assurance that the Fund will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.
8. Certain Information About the Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 875 Third Avenue, New York, New York 10022 and the telephone number is (212) 201-2500.  Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.  The Fund's Managers are Ellen Harvey, Michael Klein, Pierre de Saint Phalle and Warren Olsen.  Their address is c/o Aetos Alternatives Management, LP, 875 Third Avenue, New York, New York 10022. On July 31, 2021, Ellen Harvey, one of the Fund’s Managers, beneficially owned an aggregate of $1,496,893.07 of the Interests in the Fund and all funds overseen by the Investment Adviser.  On July 31, 2021, Pierre de Saint Phalle, one of the Fund’s Managers, beneficially owned an aggregate of $948,060.34 of the Interests in the Fund and all funds overseen by the Investment Adviser.  On July 31, 2021, Warren Olsen, one of the Fund’s Managers, beneficially owned an aggregate of $399,190.56 of the Interests in the Fund and all funds overseen by the Investment Adviser.  On July 31, 2021, Anne Casscells, one of the Investment Adviser’s Portfolio Managers, beneficially owned an aggregate of $2,737,135.57 of the Interests in the Fund and all funds overseen by the Investment Adviser.  On July 31, 2021, James Gibbons, one of the Investment Adviser’s Portfolio Managers, beneficially owned an aggregate of $1,994,550.07 of the Interests in the Fund and all funds overseen by the Investment Adviser.  On July 31, 2021, Michael Klein, one of the Investment Adviser’s Portfolio Managers, beneficially owned an aggregate of $2,306,325.51 of the Interests in the Fund and all funds overseen by the Investment Adviser.
The Fund does not have any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional Interests (other than the Fund's intention to accept subscriptions for Interests from time to time in the discretion of the Fund) or the disposition of Interests; (b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (c) any material change in the present distribution policy or indebtedness or capitalization of the Fund, except that the Fund is currently considering entering into a credit facility arrangement to provide the Fund with liquidity to make investments at times when it temporarily does not have sufficient cash to fund such investments and to manage redemption requests in an orderly manner; (d) any change in the identity of the Investment Adviser or Managers of the Fund, or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of the Managers of the Fund, to fill any existing vacancy for a Manager of the Fund or to change any material term of the investment advisory arrangements with the Investment Adviser; (e) a sale or transfer of a material amount of assets of the Fund (other than as the Managers determine may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with the ordinary portfolio transactions of the Fund); (f) any other material change in the Fund's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Fund by any person.
9. Certain Federal Income Tax Consequences.  The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Fund from investors pursuant to the Offer.  Investors should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Interests by the Fund pursuant to the Offer.
An investor who tenders its entire Interest to the Fund for repurchase generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such investor and such investor's adjusted tax basis in its Interest.  The amount realized will include the investor’s allocable share of the Fund’s nonrecourse borrowings (as defined for Federal income tax purposes), if any.  Gain, if any, will be recognized by a tendering investor only as and after the total proceeds received by such investor exceed the investor's adjusted tax basis in its Interest.  An investor’s basis in its Interest generally will be adjusted for Fund income, gain, deduction or loss allocated, for tax purposes, to the investor for periods prior to the purchase of the Interest by the Fund.  A loss, if any, will be recognized only after the tendering investor has received full payment.  This capital gain or loss will be short-term or long-term depending upon the investor's holding period for its Interest at the time the gain or loss is recognized.  Treasury Regulations provide that an investor may have a fragmented holding period for its Interest if the investor has made contributions to the Fund at different times.  However, a tendering investor will recognize ordinary income to the extent such investor's allocable share of the Fund's "unrealized receivables" or items of Fund inventory exceeds the investor's basis in such unrealized receivables or items of Fund inventory, as determined pursuant to the Treasury Regulations.  For these purposes, accrued but untaxed market discount, if any, on securities held by the Fund will be treated as an unrealized receivable with respect to the tendering investor.  An investor who tenders less than its entire Interest to the Fund for repurchase will recognize gain (but not loss) in a similar manner only to the extent that the amount of the proceeds received exceeds such investor's adjusted tax basis in its Interest.
Pursuant to the authority granted to it under the LLC Agreement, the Investment Adviser intends to specially allocate items of Fund capital gain, including short-term capital gain, to a withdrawing investor to the extent its liquidating distribution would otherwise exceed its adjusted tax basis in its Interest.  Such a special allocation may result in the withdrawing investor recognizing capital gain, which may include short-term gain, in the investor's last taxable year in the Fund, thereby reducing the amount of any long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.
10. Miscellaneous.  The Offer is not being made to, nor will tenders be accepted from, investors in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction.  The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction.  However, the Fund reserves the right to exclude investors from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made.  The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.
The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein.  A free copy of such statement may be obtained from the Fund by contacting the Investment Adviser at the address and phone number set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov.  For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

EXHIBIT C
Form of Letter of Transmittal
LETTER OF TRANSMITTAL
REGARDING INTERESTS IN
AETOS DISTRESSED INVESTMENT STRATEGIES FUND, LLC
TENDERED PURSUANT TO THE OFFER TO PURCHASE
DATED SEPTEMBER 1, 2021
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY AETOS ALTERNATIVES MANAGEMENT, LP,
EITHER BY MAIL OR BY FAX, BY 12:00 MIDNIGHT,
NEW YORK TIME, ON SEPTEMBER 30, 2021,
UNLESS THE OFFER IS EXTENDED.
COMPLETE THE LAST PAGE OF THIS LETTER OF TRANSMITTAL AND RETURN
OR DELIVER TO:
Aetos Alternatives Management, LP
875 Third Avenue
New York, New York 10022

Attn: Harold Schaaff

For additional information:
Phone: (212) 201-2500
Fax: (212) 201-2525

Ladies and Gentlemen:
The undersigned hereby tenders to Aetos Distressed Investment Strategies Fund, LLC, a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Fund"), the limited liability company interest in the Fund or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated September 1, 2021 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constituted the "Offer").  THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.
The undersigned hereby sells to the Fund the limited liability company interest in the Fund or portion thereof tendered hereby pursuant to the Offer.
The undersigned hereby warrants that the undersigned has full authority to sell the limited liability company interest in the Fund or portion thereof tendered hereby and that the Fund will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it.  Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.  The undersigned recognizes that under certain circumstances set forth in the Offer, the Fund may not be required to purchase any of the limited liability company interests in the Fund or portions thereof tendered hereby.
Payment of the purchase price for the limited liability company interest in the Fund or portion thereof of the undersigned, as described in Section 6 of the Offer to Purchase, shall be sent to the undersigned at its mailing address as listed in the Fund's records, unless such investor advises the Fund in writing of a change in its mailing address.  The undersigned recognizes that the amount of the payment will be based on the unaudited estimated net asset value as of September 30, 2021 of the limited liability company interest or portion thereof tendered.
All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned.  Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL THESE INSTRUCTIONS TO:

Aetos Alternatives Management, LP
875 Third Avenue
New York, New York 10022
Aetos Distressed Investment Strategies Fund, LLC (the “Fund”)
Attn: Harold Schaaff

For additional information:
Phone: (212) 201-2500
Fax: (212) 201-2525

PART 1. NAME:
Name of Investor:
Date:

PART 2. REQUESTED TENDER AMOUNT:
Full tender of limited liability company interest.
Partial tender of limited liability company interest.*
*Please indicate a specific dollar value $__________ or percentage __________% of net asset value.
PART 3.     PAYMENT INSTRUCTIONS:
The undersigned directs the Fund to pay the entire amount of the proceeds from this tender to Aetos Alternatives Management, LP (“Aetos”) as directed by Aetos.
The undersigned directs the Fund to pay the entire amount of the proceeds from this tender to the undersigned in accordance with the payment instructions previously provided to the Fund.
The undersigned directs the Fund to pay $__________ of the proceeds from this tender to Aetos as directed by Aetos with the remainder to be paid to the undersigned in accordance with the payment instructions previously provided to the Fund.
The undersigned directs the Fund to pay the entire amount of the proceeds from this tender to the undersigned in accordance with the payment instructions previously provided to the Fund, less the amount of fees payable to Aetos through the expiration date of this tender offer, the amount of which I will notify you of separately.
PART 4. SIGNATURE(S):
INDIVIDUALS AND JOINT TENANTS:	ENTITIES:
_____________________________________ Signature	Please Print or Type Name of Investor
_____________________________________ (Please Print or Type Name)	By: Signature

_____________________________________ Signature of Joint Tenant _____________________________________ (Please Print or Type Name)	(Please Print or Type Name of Signatory) Title:

EXHIBIT D
Form of Notice of Withdrawal of Tender
NOTICE OF WITHDRAWAL OF TENDER
REGARDING INTERESTS
IN AETOS DISTRESSED INVESTMENT STRATEGIES FUND, LLC
TENDERED PURSUANT TO THE OFFER TO PURCHASE
DATED SEPTEMBER 1, 2021
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY AETOS ALTERNATIVES MANAGEMENT, LP
EITHER BY MAIL OR BY FAX BY, 12:00 MIDNIGHT,
NEW YORK TIME, ON SEPTEMBER 30, 2021,
UNLESS THE OFFER IS EXTENDED.
COMPLETE THE LAST PAGE OF NOTICE OF WITHDRAWAL AND RETURN TO: Aetos Alternatives Management, LP
875 Third Avenue
New York, New York 10022

Attn: Harold Schaaff

For additional information:
Phone: (212) 201-2500
Fax: (212) 201-2525

Ladies and Gentlemen:
Please withdraw the tender previously submitted by the undersigned in a Letter of Transmittal dated __________________.
Such tender was in the amount of:	$
Date:
SIGNATURES:
INDIVIDUALS AND JOINT TENANTS:	ENTITIES:
_____________________________________ Signature	Please Print or Type Name of Investor
_____________________________________ (Please Print or Type Name)	By: Signature
_____________________________________ Signature of Joint Tenant _____________________________________ (Please Print or Type Name)	(Please Print or Type Name of Signatory) Title: